Exhibit 3.3.1

AMENDMENT NO. 1 TO

CERTIFICATE OF DESIGNATION

OF

8.875% SERIES C CUMULATIVE REDEEMABLE PERPETUAL PREFERRED SHARES

(Par Value $1.00 Per Share)

OF

TSAKOS ENERGY NAVIGATION LIMITED

Section 4 is hereby amended and restated as follows:

Section 4. Reacquired Shares. Any Series C Preferred Shares purchased or otherwise acquired by the Company in any manner whatsoever, if the Board of Directors so directs, shall be retired and cancelled after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares to be created by resolution or resolutions of the Board of Directors.

Section 6(e) is hereby amended and restated as follows:

(e) Certificate. Any Series C Preferred Shares that are redeemed or otherwise acquired by the Company, if cancelled at the direction of the Board of Directors, shall constitute Preferred Shares subject to designation by the Board of Directors as set forth in the Memorandum of Association. If only a portion of the Series C Preferred Shares represented by a certificate shall have been called for redemption, upon surrender of the certificate to the Paying Agent (which shall occur automatically if the certificate representing such shares is registered in the name of the Securities Depository or its nominee), the Paying Agent shall issue to the Holder of such shares a new certificate (or adjust the applicable book-entry account) representing the number of Series C Preferred Shares represented by the surrendered certificate that have not been called for redemption.